Exhibit (a)(1)(xiii)
From: RHD — Leadership Announcement
Subject: Exchange Offer
Date: July 9, 2008
Good Afternoon,
Just a reminder that the offer period for the previously announced stock option/stock appreciation right exchange program is scheduled to expire at 12:00 midnight Eastern Daylight Time on Thursday, July 10, 2008. If you are interested in participating in the exchange program, a properly completed and executed election form must be received by us no later than 12:00 midnight Eastern Daylight Time on July 10, 2008. Properly completed and executed election forms can be submitted by hand, by interoffice mail, by regular or overnight mail or by facsimile to:
Exchange Program
R.H. Donnelley Corporation
1001 Winstead Drive
Cary, North Carolina 27513
Fax No. (919) 297-1212
If you would like confirmation of receipt of your election form, please send an email to the exchange program mailbox (exchangeprogram@rhd.com) and we will confirm receipt by reply email. If you have any questions regarding the exchange program, please refer to the Offer to Exchange dated June 12, 2008 and related materials that were previously mailed to your homes or send an email to the exchange program mailbox.
Tender offer statement
This communication is for informational purposes only and is not an offer to buy, or the solicitation of any offer to sell, any shares. The full details of any tender offer, including complete instructions on how to tender are included in the Schedule TO and related materials, which have been mailed to holders of options and stock appreciation rights (SARs) in connection with commencement of the offer. Holders of options and SARs should read carefully such materials because they contain important information. Holders of options and SARs may obtain free copies of such materials filed by the Company with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Holders of options and SARs also may obtain copies of these documents, free of charge, from the Company.